Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

July 3, 2025
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549
Attention: Robert Arzonetti
Re:    Yukon New Parent, Inc.
Amendment No. 2 Registration Statement on Form S-4
Dear Mr. Arzonetti:
On behalf of Yukon New Parent, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in its letter dated July 1, 2025 with respect to Amendment No. 2 to the Company’s registration statement on Form S-4 (the “Registration Statement”) and the Company's response letter addressing the Staff's prior comments with respect to the Registration Statement filed concurrently therewith. The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Capitalized terms used below but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. Where revisions to the Registration Statement are referenced in the below response, such revisions have been included in the changed pages attached as an exhibit hereto.
Form S-4 Filed June 12, 2025
General
1.Comment: We note your response to prior comment 41 and your Rule 425 filing dated January 17, 2025, which includes statements suggesting the combination of asset management and insurance businesses is expected to generate returns of "~26%." If these statements continue to reflect your expectations, please revise Background of the Mergers, MD&A, and/or where appropriate to address the underlying assumptions. If this statement no longer reflects your current view, please clarify so in the Form S-4 and explain why.
Response: The Company acknowledges the Staff's comment and respectfully notes on a supplemental basis that the reference to a “~26% Return on Equity” reflects an illustrative and hypothetical example of the potential economics arising from an integrated asset management and insurance “flywheel” structure, strategy, and integration. It does not represent a forecast, target, or projection of actual or expected returns of Mount Logan's stock performance, nor an expected return of the Business Combination. The referenced example on page 14 of the “MLC-TURN Executive Summary” investor presentation demonstrates, under a stylized set of assumptions, the potential output from a hypothetical $10 million capital contribution from Mount Logan, the asset manager, into its wholly owned insurance company, Ability, assuming specific parameters for

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

operating expenses, liabilities, asset yield, and fee generation. These inputs were based on generalized assumptions including regulatory permissible leverage, illustrative asset management fee rates, and estimated net asset yields informed by historical and peer-based data. This example is completely independent from 180 Degree Capital and the Business Combination itself.
This example was presented with a footnote disclaimer stating its illustrative and non-predictive nature. Its intent was to explain how the economics of a vertically integrated platform, with both asset management and insurance businesses, which Mount Logan is prior to the Business Combination, could conceptually compound returns on capital within its platform with additional capital to invest into its insurance business.

In an effort to remove any ambiguities regarding the interpretation of the slide, the Company advises the Staff that it plans to file an updated presentation on Form 425 that includes the changes shown as attached as an exhibit hereto.

About This Preliminary Joint Proxy Statement/Prospectus, page i
2.Comment: We note your response to prior comment 40. We further note that on page i you state "neither Mount Logan nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of 180 Degree Capital’s financial statements." You also make a similar statement for 180 Degree Capital. These statements appear to imply a disclaimer of responsibility for this information in the registration statement by both Mount Logan and 180 Degree Capital. Please revise this section and others with similar statements to remove such implication.
Response: The Company advises the Staff that it has revised the disclosure on page i of the Registration Statement in response to the Staff’s comment.
The Mergers
Mount Logan's Reasons for the Mergers, page 120

3.Comment: We note that, in your response to prior comment 9, you state in the registration statement that the other proposals you considered "never progressed beyond early stages"; however, in your response letter you stated that a proposed business combination with Canaccord Genuity G Ventures Corp. was announced in August 2023. Please revise to clarify or advise us why the announced transaction is not deemed progressed beyond early stages.
Response: The Company advises the Staff that Mount Logan has revised the disclosure on page 123 of the Registration Statement in response to the Staff’s comment to clarify that the aforementioned proposed business combination with Canaccord Genuity G Ventures Corp. was mutually abandoned when it was determined that certain required regulatory review processes would prevent the transaction from being executed on a timeline acceptable to both parties.
Opinion of 180 Degree Capital's Financial Advisor
MLC Projections, page 134

4.Comment: We note that the financial projections provided to Fenchurch for 2024 includes $21.9 million in asset management revenue for Mount Logan, whereas the audited consolidated

Statement of Operations for the year ended December 31, 2024, reflects only $15.0 million in actual asset management revenue. Please revise to further clarify the basis for the 2024 projection and why it materially exceeds the actual audited results for the same year.
Response: The Company advises the Staff that Mount Logan has revised the disclosure on page 136 of the Registration Statement in response to the Staff’s comment.

5.Comment: We note your statement that neither "Mount Logan or its management considers the MLC Projections to be predictive of actual future performance or that the MLC Projections should be relied upon in any way in making a decision regarding the proposed Business Combination, any investment in Mount Logan, or any other matter." We further note your statement that "[n]either Mount Logan nor any other person makes any representation regarding the MLC Projections or the ultimate performance of Mount Logan compared to the MLC Projections or any other prospective financial information." While you may include qualifying language with respect to such projections, it is inappropriate to disclaim responsibility for this information. Please revise to eliminate these disclaimers.
Response: The Company has revised the above-referenced statements included beginning on page 136 of the Registration Statement in response to the Staff’s comment.
Regulatory Approvals and Related Matters, page 135
6.Comment: We note your response to prior comment 16. Please revise your disclosure in the registration statement to clarify the status of required filings or notices and the expected timing of remaining approvals.
Response: The Company advises the Staff that Mount Logan has revised the disclosure on page 138 of the Registration Statement in response to the Staff’s comment.
Critical Accounting Estimates - Insurance Solutions Segment
Goodwill, page 295

7.Comment: We note your response to prior comment 33 and revised critical accounting estimates disclosures regarding goodwill impairment testing. Please further revise and expand your disclosure for the following:
•the percentage by which fair value exceeded carrying value as of the date of the most recent test;
•a description of the key assumptions used and how the key assumptions were determined as described in your response; and
•how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Response: The Company advises the Staff that Mount Logan has revised the disclosure beginning on pages 305 and 339 of the Registration Statement in response to the Staff’s comment.

Management's Discussion and Analysis, page 340
8.Comment: We note that you have included interest rate sensitivity disclosure for Mount Logan on pages 270 and 302. However, similar interest rate sensitivity disclosure does not appear to be provided for 180 Degree Capital Corp. In this regard, we also note your disclosure discussing interest rate risk and interest rate sensitivity as a potential impact to earnings for 180 Degree Capital Corp. Please revise to provide interest rate risk and sensitivity information for 180 Degree Capital or tell us why you believe it is not required. Refer to Item 305 of Regulation S-K.

Response: The Company advises the Staff that 180 Degree Capital has revised the disclosure on page 353 of the Registration Statement in response to the Staff’s comment.

Index to Financial Statements
180 Degree Capital Corp., page F-1

9.Comment: In regards to the unaudited interim financial statements for 180 Degree Capital Corp., we note that reference on page F-2 to the three month periods ended March 31, 2025 and 2024 included on page F-183. Please address the following.
•It appears that the page number references for the interim financial statements refer to your annual financial statements. Revise to ensure the appropriate page number references are included;
•It appears that you have only included unaudited interim financial statements for the three months ended March 31, 2025, but not for the three months ended March 31, 2024 as stated on the index. We also note your results of operations discussion on pages 344 through 348 within the MD&A includes a comparison between the three months ended March 31, 2025 and 2024. For the unaudited interim financial statements, revise to provide the corresponding interim period of the preceding year or if you believe it is not applicable or required, tell us why and revise the index to the financial statements to clarify accordingly.
•Tell us your consideration to disclose a statement in the interim financial statements consistent with the requirements of Rule 3-03(d) of Regulation S-X.

Response: The Company advises the Staff that the page numbers referencing 180 Degree Capital's financial statements for the period ending March 31, 2025, have been updated to reflect the correct page references.
The Company further advises the Staff on a supplemental basis that it does not believe that 180 Degree Capital, as a registered investment company, is required to include financial statements for the period ending March 31, 2024. Specifically, the financial statements included in the Registration Statement for the period ending March 31, 2025 meet the technical requirement of Item 3-01(e) of Regulation S-X, which requires a balance sheet dated within 135 days of the date of filing. As a registered investment company, however, 180 Degree Capital is not otherwise typically required to prepare or report similar interim quarterly information. Additionally, the financial statements included for the period ending March 31, 2025 conform to the requirements under Regulation S-X applicable to registered investment companies. The inclusion of comparison data in the MD&A for the three months ended March 31, 2025 and 2024 was included solely because such comparative period was required to conform with Item 303 of

Regulation S-X. The Company advises the Staff that it has removed the reference to the three months ended March 31, 2024 from the index to the financial statements of 180 Degree Capital.

The Company also advises the Staff that 180 Degree Capital has revised the disclosure in the Registration Statement on page F-228 to conform with the requirements of Rule 3-03(d) of Regulation S-X.

* * *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned by phone at 202.416.6828 or by email at jmahon@proskauer.com.
Sincerely,
/s/ John J. Mahon
John J. Mahon, Esq.
cc:     Daniel B. Wolfe / 180 Degree Capital Corp.
    Kevin M. Rendino / 180 Degree Capital Corp.
    Nikita Klassen / Mount Logan Capital Inc.
    Joshua A. Apfelroth / Proskauer Rose LLP
    Michael E. Ellis / Proskauer Rose LLP
    Kenneth E. Young / Dechert LLP
    Stephen R. Pratt / Dechert LLP